

Mail Stop 4561

January 15, 2010

John F. McCawley
Chief Executive Officer
Network Cadence, Inc.
6560 S. Greenwood Plaza Blvd., #400
Englewood, CO 80111

> **Re: Network Cadence, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 23, 2009**
> **File No. 333-163685**
>
> **Form 10-K for the Fiscal Year Ended July 31, 2009**
> **Filed November 5, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 27, 2009**
> **File No. 000-52882**

Dear Mr. McCawley:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1.   If applicable, please update the financial statements, as necessary, to comply with Rule 8-08 of Regulation S-X.

Prospectus Summary, page 5

2.   Your summary should discuss the recently approved forward-split to disclose what effect, if any, it will have on the number of shares being offered and your current capitalization. Please also revise the prospectus, here and throughout as necessary, to reflect the forward-split to the extent it will take effect prior to the desired date of effectiveness of your registration statement. Further, to the extent you effect your name change prior to the desired effective date, the name change should be reflected, among other places, throughout your filing and in EDGAR.

The Company, page 5

3.   You state that while professional services remain the near term opportunity, Network Cadence expects to develop Nimbus. Expand your disclosure in the Business section to provide an enhanced description of the status of your development. With regards to Nimbus, clarify what you have accomplished to date, and what remains to be accomplished in order for your company to begin generating revenues in 2010. We do note your discussion that Network Cadence began funding its research and development activities for the Nimbus project in January 2009. However, you should consider more prominently disclosing management's progress.

4.   You indicate that Network Cadence will initially target Tier 1 CSPs domestically and internationally. In particular, Network Cadence will place a high priority on partnering with CSPs who intend to target the small-and-medium business customer. Any discussion of your business plans should be balanced with disclosure that your business may not materialize in the event you are unable to execute on your plan. Ensure that all claims relating to events that you expect to occur at a future time are expressed as objectives that may not be accomplished. To the extent your filing continues to include statements that predict accomplishments in the future, expand to provide meaningful discussions of the events or circumstances that may prevent the accomplishment of these objectives. This comment applies to disclosure throughout your filing, including in Business and Management's Discussion and Analysis. Please revise accordingly.

Risk Factors

"We have received a going concern opinion from our auditors," page 7

5.   You state that your ability to continue as a going concern is dependent on your ability to raise additional capital. Please include in your risk factor disclosure of the dollar amount of additional capital you believe you must obtain to fund your projected operations for a minimum of 12 months from the date of the prospectus.

6.   Please move this risk factor, as well as the immediately preceding risk factor, to a more prominent place in this section. Please also briefly summarize these risks in the "Risk Factors" section of your prospectus summary. Alternatively, advise how you came to the conclusion that these risks are not of such significance that they deserve more prominent placement and emphasis.

Forward-Looking Statements, page 15

7.   We note your statement that the prospectus and the documents incorporated by reference in the prospectus and registration statement on Form S-1 contain "certain forward-looking statements (as such term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act)." Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering or an issuance of penny stock. Please delete all references to this legislation.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Overview, page 17

8.   We note the various references throughout the filing regarding your business of selling products and services. We also note references to software revenue recognition policies, developing IT solutions; large scale highly complex projects and that you may produce sophisticated hardware and operating system hardware. From these various disclosures it is not completely clear exactly how you earn all of your revenues. Pursuant to Section III of SEC Release No. 33-8350, the MD&A should serve to inform the reader about how the company earns revenues. In this connection, expand MD&A to provide a detailed discussion of your various revenue streams. Refer to Item 303 of Regulation S-K. Also, see our revenue recognition comment under footnote 2.

Going Concern, page 18

9.   You state "Management believes that actions presently being taken to raise funds provide the opportunity for Network Cadence to continue as a going concern." Disclose management's progress to date. Specifically, clarify how you expect to meet your cash requirements for the next 12 months. State the minimum period of time that you will be able to conduct planned operations using currently-available capital resources. Quantitative information regarding your financial requirements is necessary to enable investors to assess Network Cadence's financial condition and the likelihood it will be able to pursue its business plan. See Item 303(a)(1) of Regulation S-K.

10.   We note the research and development costs of $198,000 as discussed on page 26. Provide a general discussion of such expenses incurred, including whether any additional research and development is planned and how it will impact liquidity. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 22

11.   We note the significant change in accounts receivable balance from December 31, 2008 to September 30, 2009 and that there is no discussion regarding changes in accounts receivables in MD&A. Please expand to include a discussion regarding the reasons for changes in accounts receivable balances from period to period. Also, tell us if you considered providing an analysis of day's sales outstanding for each period and providing disclosure of any changes or issues in collection terms pursuant to Section III.B.1 of SEC Release No. 33-8350. Refer to Item 303(a)(1) of Regulation S-K.

12.   Refer to the statements of cash flows on page F-6. Expand your discussion to include the significant changes in accounts payable, income taxes payable, advances to related parties. Also, provide a discussion as to the nature and origin advances to related parties. Please note that changes that result from infrequent events or transactions or any significant economic events that materially affect amounts, should be discussed in MD&A. Refer to Item 303(a) of Regulation S-K.

13.   We note on page 11 the disclosure of the May 26, 2009 note payable issued to the two former principals of the company. We also note such disclosure, which is provided on a much more detailed basis, on page 32. Please expand the disclosure in MD&A to provide all the details of this transaction. Also, given the going concern issue of the company, expand MD&A in the section labeled "going concern", to discuss how the company plans to service the debt requirements of the note payable. Also, we refer to the note payable covenant which requires that the company maintain no less than $750,000 in cash or cash equivalents beginning in January 2010 and until the note is paid in full and failure to maintain this cash can accelerate full payment of the note. Expand the disclosure in the section labeled "going concern" on page 18, to disclose the potential impact on short-term and long-term liquidity, should the company not maintain the required cash and cash equivalent balances required by the covenant. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Our Business, page 22

14.   Please specifically disclose the factual basis for and the context of your beliefs and opinions set forth in the registration statement. You must be able to substantiate on a reasonable basis all such beliefs and opinions. For example, please remove from your filing, or provide support for, the following:

        • Your assertion that "[t]his evolution will enable CSPs to effectively compete and prevail over new entrants offering next generation services across a myriad of alternative entry points to gain access to content;"

        • Your assertion that "among small-to-medium business customers (fewer than 250 employees) the delivery mechanism for business application software is transitioning from an in-house, hard installation, licensed-based model to an on-demand, pay-as-you-go model of 'Software as a Service' (SaaS);" and

- Your assertion that "[t]he preferred delivery platform of this new approach in delivering services and applications is 'cloud-based computing,' a style of computing in which dynamically scalable and often-virtualized resources are provided as a service over the Internet."

Industry Background, page 23

15.   With respect to third-party statements in your prospectus, such as the data attributed to the Yankee Group, Infonetics Research, Piper Jaffray, AMI-Partners, Saugatuck Technology, Compliance Research Group, THINKstrategies, please supplementally provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether the source of each statistic is publicly available without cost or at a nominal expense and whether you commissioned any of the referenced sources.

Directors and Executive Officers

Our Directors and Executive Officers, page 28

16.   Please ensure that your disclosure briefly describes the business experience for Mr. Buckley during the past five years as required by Item 401(e) of Regulation S-K.

Executive Compensation, page 29

17.   Please update your executive compensation disclosure to provide information for your recently completed fiscal year ended December 31, 2009. Refer to "Interpretive Responses Regarding Particular Situations" Item 217.11 under Item 402(a) of Regulation S K of our Compliance and Disclosure Interpretations.

Selling Stockholders, page 33

18.   You state "[t]o our knowledge, of the selling stockholders is a registered broker-dealer and/or affiliated with a registered broker-dealer." It appears that you intended to state that to your knowledge, none of the selling stockholders is a registered broker-dealer and/or affiliated with a registered broker-dealer. Please advise.

19.   We note your statement that "[t]o prevent dilution to the selling stockholders, the following numbers may change because of stock splits, stock dividends or similar events involving our common stock." Please explain the meaning of this disclosure, and disclose any current plans, proposals or arrangements to engage in any of the listed activities. If you have no current plans, proposals or arrangements, so indicate in your disclosure.

Accountant's Report, page F-2

20.   We refer to Note 4 on page F-10 regarding management's plan and that the company
        intends to overcome the circumstances that impact its ability to remain a going concern
        through the commencement of revenue and potential equity and debt financing. Absent a
        viable and detailed plan which removes the threat to the continuation of the business (also
        see MD&A comment) that should enable you to remain viable for at least the 12 months, it
        is not clear if the use of going concern financial statements is appropriate. Please tell us
        why you believe it is appropriate to use going concern financial statements. Refer to FRC
        607.02.

Balance Sheet, page F-3

21.   The staff notes that the accounts receivable balance makes up most of the company's assets.
        Reference is also made to the accounts receivable accounting policy on page F-7, which
        states that no allowance was recorded as the whole balance is deemed collectible. Since
        95% of your revenues came from one customer, we assume the majority of this balance
        comes from the same customer. Please disclose the nature and terms of the accounts
        receivable and the percent of accounts receivable from the significant customer. Also, since
        the company lost the contract from such customer on November 2, 2009, tell us if there are
        any issues, events or uncertainties regarding the collectability of the accounts receivable
        balance as a result of this terminated contract.

Organization, page F-7

22.   The disclosure should describe in detail, the accounting for the share exchange (reverse
        acquisition) and explain the change in capital structure at the exchange date. Also, it
        appears that no fair value adjustment was made to the property, plant and equipment assets
        of Sage at the time of the exchange. Please explain your accounting for transferring these
        assets of Sage at cost. We also refer you to the last paragraph under footnote 11 on page F-
        13 regarding the recording of $579,905 to retained earnings for the net tax effect upon
        completion of the share exchange. Please explain the nature of and basis for this adjustment
        and provide us with the accounting authoritative literature that you relied upon to support
        your position.

Note 2. Significant Accounting Policies, page F-7

23.   Refer to the research and development costs of $198,000 on page 26. Tell us of the nature
        of such costs and how they were accounted for in the financial statements. Provide your
        accounting policy for research and development costs. Refer to Rule 8-03 of Regulation S-
        X.

Revenue Recognition, page F-8

24.   We note the various references throughout the filing regarding your business of selling products and services. We also note references to software revenue recognition policies, developing IT solutions; large scale highly complex projects and that you may produce sophisticated hardware and operating system hardware. From these various disclosures, it is not completely clear exactly how you earn all of your revenues. In footnote 2, we see that your revenue recognition policy refers to the four main criteria referenced under SAB Topic 13 and that sales are recorded net of discounts. Tell us how each of these four criteria comply with SAB Topic 13. The staff believes your revenue recognition policy to be too general and does not appear to address all your different streams of revenues. In this regard and if material:

- disclose each type of revenue stream and arrangements you currently have presented in the financial statements (i.e. products, IT services, professional services, software, contracts under SOP 81-1, multiple-element arrangements, etc.);
- disclose how you account for each revenue stream and arrangement;
- disclose arrangements that involve a right of return or are subject to refund or adjustment;
- provide full disclosure of each revenue stream and the related accounting policy, including any rights of return or refund policies.   Similarly, revise your critical accounting policy in MD&A.

As you address our comments please look to SAB Topic 13 for guidance. Based upon your disclosures throughout the filing, it appears you should specifically look to guidance found in SOP 97-2, EITF 00-21, SOP 81-1 and SFAS 48 (now ASC 985 and ASC 605).

Long-Lived Assets, page F-8

25.   Based upon the loss of your significant customer which accounted for 95% of your revenues, tell us of the basis for believing that no impairment exits for any of the long-lived assets. Tell us how your determination complies with SFAS 144 (now ASC 360).

Note 3. Recent Pronouncements, page F-8

Accounting Standards Codification, page F-8

26.   For reporting periods that end before September 15, 2009 you may refer to either the Codification or legacy GAAP. For the interim period ended September 30, 2009 please revise to cite the relevant parts of the Codification rather than legacy GAAP in financial statements.

Note 6. Goodwill, page F-10

27.   Please tell us and expand the disclosure to indicate the nature and origin of the goodwill
        balance prior to the impairment recorded. Please explain the transaction in detail and the
        accounting applied to record the original goodwill balance. Also, disclose the method used
        to determine the impairment charge of $2,437,177. Further, we note the impairment charge
        should be presented in operating expenses as opposed to other expense. Refer to SFAS 142
        (now ASC 350).

Note 7. Commitments and Contingencies, page F-11

28.   The staff refers to the 340,000 shares issued for consulting services that are to be performed
        over a 14 month period and are reflected entirely in the operating expenses for the nine
        months ended September 30, 2009. Tell us of the basis for recognizing the full expense
        immediately as opposed to recognizing the expense over the 14 month service period. Tell
        us what accounting authoritative literature you relied upon in your determination.

Note 8. Related parties, page F-11

29.   Refer to the first paragraph where we note the company did not previously have policies in
        place for the review, approval or ratification of related party transactions. Tell us of the
        related party transactions that were conducted under the old procedures and the impact on
        the financial statements. Tell us of the accounting for any such transactions and why the
        accounting is appropriate.

30.   Refer to the second paragraph regarding the purchase of the membership interest. We note
        the aggregate purchase price for such interest was $3,609,244. Please reconcile the
        $3,609,244 purchase amount to the purchase of member's interest amount disclosed on page
        F-5 of $1,171,690. Provide us with a supplemental schedule of your adjustments for this
        entire transaction.

Note 9. Capital Stock, page F-11

31.   Revise to provide applicable disclosures required by SFAS 129, par. 4 (now ASC 505-10-
        50-3).

Note 10. Securities Authorized for Issuance under Equity Compensation Plans, page F-12

32.   The staff refers to the 60,000 and 243,750 stock options awarded under the stock option
        plans. Revise your disclosure to provide an accounting policy for all the equity instruments
        noted under your various plans. Refer to Rule 8-03 of Regulation S-X.

Note 11. Income Taxes, page F-12

33.	Since you were a tax-exempt prior to August 31, 2009, pro forma tax and earnings per share data should be presented on the face of your statements of operations for the all periods presented. See Article 11 of Regulation S-X.

34.	Revise to provide all the applicable disclosures required by SFAS 109 and (now ASC 740-10-50) or tell us why these disclosures are not required.

Note 12. Subsequent Events, page F-13

35.	We refer to the May 26, 2009 note payable disclosed on page 11. We also note the covenant attached to the note which requires that the company maintain no less than $750,000 in cash or cash equivalents beginning in January 2010 and until the note is paid in full and failure to maintain this cash can accelerate full payment of the note. Pursuant to ASC 855-10-50, disclose this event and an estimate of its financial impact on the financial statements.

Exhibits, page II-2

36.	Please file the consulting agreement with Capital Group Communications, or advise us as to why you think this is not required. Refer to Item 601(b)(10) of Regulation S-K.

Signatures, page II-4

37.	Revise to have your principal accounting officer or controller sign the registration statement in such capacity.

Form 10-K for the Fiscal Year Ended July 31, 2009

Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 22

38.	Disclose the specific steps that Network Cadence has taken, if any, to remediate the material weakness and disclose whether Network Cadence believes that the material weakness still exists at the end of the period covered by the report. In addition, in future filings, when you refer to remediation of material weaknesses, please provide an estimated timetable for remediation and any associated material costs and also disclose when the material weakness was identified, by whom it was identified and when the material weakness first began.

39.	Your disclosure presents the conclusion of your "previous President" regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by this report. Consistent with the certifications attached as exhibits to this report, revise your disclosure to present the conclusion of your current chief executive officer and chief financial officer.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Controls and Procedures, page 18

40.   In light of the material weakness that existed with respect to improperly segregated duties and installed accounting software that does not prevent erroneous or unauthorized changes to previous reporting periods and does not provide an adequate audit trail of entries made in the accounting software, disclose in reasonable detail the basis for your officers' conclusions that Network Cadence's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report. In this regard, we also note that several of your periodic reports were filed late in 2009.

41.   Please advise why you did not file a Form 12b-25 with respect to this late periodic report. Rule 12b-25 requires you to file a Form 12b-25 with the Commission if all or any required portion of an annual or quarterly report is not filed within the time period prescribed for the report.

42.   Please confirm that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective to accomplish the objectives described in clause (b) of paragraph (a) of this section.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. Your responsive amendments should also include a marked copy of the amended filings that conform with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that key your responses to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       If you have questions or comments on the financial statements and related matters, please contact Robert Benton, Staff Accountant, at (202) 551-3804. If you require further assistance, you may contact Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you thereafter require additional assistance, you may contact me at (202) 551-3503.

                                                         Sincerely,

                                                         David L. Orlic
                                                         Attorney-Advisor

cc: Via Facsimile (303) 223-0975
         Adam J. Agron, Esq.
         Brownstein Hyatt Farber Schreck, LLP